U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of
1934.

DIRECTION TECHNOLOGIES, INC.
(Name of Small Business Issuer in its charter)


Nevada						33-0413417
(State or other jurisdiction of 	(I.R.S. Employer
incorporation or organization)	Identification No.)

250 H Street, Suite 723, Blaine, Washington	  98230
(Address of principal executive offices)		(Zip Code)

Issuers telephone number:  (604) 683-6648

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class			Name of each exchange on
which
to be so registered			each class is to be
registered

None						None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)
None
(Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)	Business Development.

Direction Technologies, Inc., a Nevada corporation
(Company), was originally organized on April 30, 1998 as Fuji International, Inc.; the name was changed on December 28, 1998 to Direction Technologies, Inc. The business office of the Company is located at 250 H Street, Suite 723, Blaine, Washington, 98230. The Company operates on the calendar fiscal year. Currently, the Company has no employees, but anticipates having at least several employees within the next 12 months.

(b) Business of Issuer.

Statements made, beliefs stated, and figures given for the electric automobile are taken from a report issued by Roger D. Touchie B.C., MBA, of Touchie & Associates Ltd. Touchie & Associates Ltd., an independent business planning consulting firm, was commissioned by E.T.C. Industries Ltd. to prepare an independent report on the electric vehicle in 1993. This report was based on corporate information supplied by E.T.C. Industries management and independent industry data gathered from industry research.

Statements made, beliefs stated, and figures given for the Qiblah locator were taken from an independent assessment report prepared by Evans and Evans Inc., a professional evaluation firm. This report, dated January 31, 1998, was done in compliance with interim local policy statement 3-17 of the British Columbia Securities Commission. Qiblah International Industries Ltd. commissioned the report. This report was completed after Evans and Evans Inc. had visited and reviewed Qiblah International Industries Ltd.s business operations in Johannesburg, South Africa.

1.  Electric Automobile.

	One of the specific reasons the Company was founded is for the purpose of entering into a world-wide license agreement with E.T.C. Industries Ltd. of Vancouver, British Columbia, Canada to license certain technology, and obtain advice in facilitating the production of electric vehicles using certain technology developed by the licensor and currently licensed in the State of California.
A copy of the license agreement (License Agreement), entered into on January 9, 1999, is attached as Exhibit 10.1 to this Form 10-SB/A. Under the terms of the License Agreement, E.T.C. Industries Ltd. will be paid the sum of $50,000, plus a royalty of
2% of the Gross Sales Price (as defined in this agreement) on every electric vehicle sold by the Company. Payment of the entire
$50,000 sum is evidenced by a promissory note, which is attached as Exhibit 10.2 to this Form 10-SB/A. There is no minimum payment in connection with the 2% royalty.

	The term of the License Agreement is for five years (the Initial Term) and is renewable for another five years under the same terms and conditions, unless: (1) the licensee is in default of this License Agreement; (2) the Licensee or the Licensor elects not to renew the License Agreement; or (3) the licensee does not achieve annual gross sales of CDN$2,000,000 ($1,345,200 with the exchange rate of 1.49 Canadian Dollars to the U.S. Dollar, as of April 21, 1999) within the Initial Term. Also, the License Agreement may be terminated after two years from the commencement of the Initial Term if the licensee fails to build 3 prototype electric vehicles based on the technology licensed within such two year period.

	This license also includes the use of certain assets of E.T.C. during the term of the agreement, as follows:

(1) All patents, patents pending, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of electric powered vehicles of the Vendor and more particularly:

(2)  One 1987 Suburban Truck VIN# CSUBR 1GKGRZ6N1HF576447

(3)  One 1993 Pace Trailer VIN# 4PZUB1626SU001744

(4)  One prototype MI-5 Electric Car

(5)  One prototype MI-6 Electric Car

(6)  One complete set of MI-6 Electric Car Moulds

The objective of the Company in this area will be to determine if it can become a profitable designer, manufacturer and distributor of zero-emission, electric-powered automobiles based upon the technology integrated into the prototype MI-6 electromagnetic automobile.

The growth focus of the Company is to respond to the environmental concerns surrounding the internal combustion engine that powers the majority of vehicles in major cities.
Governments
in major automobile markets have issued strict edicts in recent years that will dictate a major change in acceptable power sources for commuter driven automobiles.

The MI-6 was successfully introduced to the public at the International Electric Vehicle Symposium held at Disneyland December 3-7, 1994. A parade of electric cars down Main Street U.S.A. was held with electric cars from all parts of the world represented, including GM, Ford, Chrysler, Honda, Nissan, Mitsubishi, Toyota, BMW, and Peugeot. The MI-6 was chosen, along with the BMW conversion entry to be featured on the front page of the December 3, 1994 Los Angeles Times business section.
However,
the Company may never generate profits sufficient to sustain the continued development and production of the electric vehicle. With only limited cash resources at this time, activity will be initially limited to the feasibility study as discussed under Plan of Operation hereafter.

While long acknowledged as a leading contender in resolving automobile-generated pollution, commercial development of electric vehicles has been stalled in the 1980s by the restricted travel range and limitations of available electric power sources. However, with significant advances in this field and the growing social and political pressures to produce zero-emission automobiles, the development of the electric car may be encouraged.

	Derived from documentation provided by Electric Vehicle Research, Inc., marketing information provided by management and independent research, the following discussion is designed to demonstrate the economic viability of the business program and provide an overview of the production, marketing and financial strategies of the Company.

a.  The Electric Car Industry.

	The information set forth in this section was derived from the following sources: California Air Resources Board; Public Power Magazine (May-June 1993); CALSTART Electric Transportation Infrastructure Update (dated December 28, 1993); Electric Vehicle Association of the Americas new release (dated December 21, 1995; and Time magazine science reporter Hill Williams.

	Based on limited technical advance and sporadic media attention in the past decade, the electric car industry has yet to earn the respect and acceptance of the general public. It has been left to legislators in environmentally conscious regions such as California, the Northeast U.S. and parts of Europe to force this development in the interest of smog-free cities. Canadian provincial legislators in Ontario and British Columbia are closely following the programs of their California counterparts.

	Government initiatives aimed at encouraging the sales of electric vehicles, including the Clean Air Act, the 1975 Energy Policy and Conservation Act (sets fuel efficiency standards for cars), and California Health and Safety Code, Section 43802 (certification of low emission vehicles), has led to widespread activity among all major automakers in Japan, Europe and the U.S. to meet the electric car challenge. Many analysts and industry experts expect evolution to occur in the auto industry as an efficient electric power plant emerges to challenge the standards of auto design. The fact that all major automakers have serious electric car development programs as part of their development agenda adds credibility to the future growth of this market segment.

The evolution of the electric car dates back to the earliest days of the automobile industry. At the turn of the century 38% of U.S. cars were powered by electricity, 22% by gasoline and 40% by steam. The latter succumbed quickly while the electric car gained popularity, mainly in urban areas. By 1912, there were 34,000 U.S. electric cars produced versus 20,000 internal combustion models. In Canada, 25 companies made electric cars before Henry Fords mass production concepts took over. Ironically, it was electricity, in the form of spark ignition that aided this process. By the end of the Depression, internal combustion ruled the market. It was not until the 1970s and the growing awareness of air pollution that the potential of the electric car gained new credibility. Still, the limitations of power sources and continued reliance on the traditional lead-acid battery made commercial production impractical.

	In recent years, moral persuasion by the federal government in Washington, and new strong legislative guidelines in a sixteen states have forced major auto manufacturers to respond to strict emission standards. Leading this influence on new power-plant design, California has mandated that all major producers of cars sold in their state must meet minimum sales requirements starting in 1998 when 2% of units sold must be zero-emission (i.e., electric powered) vehicles. Quotas will increase to 5% in the year 2000 and 10% or 800,000 cars by 2003. Although these quotas have been deferred, regulatory intentions remain constant.

	Early pricing policies of the major U.S. automakers suggest that they are discouraging U.S. government programs to buy electric and jumpstart mass production. Ford and Chrysler mini-vans, for example are available at a $100,000/unit premium over their gasoline counterparts. By contrast, one established eastern
U.S. electric car-maker converts the Geo Metro model to electric power and is able to sell units for $26,000. Production line volumes are projected to cut unit costs dramatically.

	In 1992 the Energy Policy and Conservation Act specified that 23,000 government purchased vehicles over the next three years were required to be alternative production vehicles. In 1993, President Clinton added his endorsement to the program with an executive order upping this quota to 34,000 vehicles. Initially, the majority of this went to natural gas and methanol conversions. However, support of the electric car evolution is a major part of the Electric and Hybrid Propulsion Division of the Energy Department. However, even if there are legislative incentives in place there can be no guarantee that the Company will be able to increase its sales or become profitable.

	The major stumbling block in creating an electric car suitable to the consumer is the power source. Secondary factors include the continued refinement of electric motor and AC/DC adapter controllers. Solar energy research continues to improve means of recharging to electric power base and recapture of energy through shock absorber and/or braking system design is in the development stage. Power sensitive heating and cooling systems continue to emerge.

	A limited travel range before recharging, time requirements to recharge spent batteries, and limited power on acceleration have been the traditional holdback to electric car functionality. New battery designs featuring lead-acid, sodium-sulphur, nickel-cadmiun-1, lithium molybdenum disulfide, and nickel-metal hydride have only gradually resolved these issues. Concerted effort to meet this challenge continues in Europe, Japan and North America. Asea Brown Boveri, a German-Swiss consortium and its Canadian subsidiary, Powerplex Technologies Inc. of Ontario, have used sodium-sulphur to expand the energy base of a battery pack to twice the power density of the conventional lead-acid battery.
In
mid-1992 they announced a 340-mile range test averaging 75 mph.

	The investments being expended by other companies are primarily to create a better battery to power the electric car. The MI-6 automobile, as discussed below, is unique in design only.
When a better battery is available, the Company intends to use that technology in the MI-6, if economically feasible. Until then, the Company will be using what is acknowledged to be the best weight/power/cost ratio power source, the lead-acid battery.

b.  The MI-6 Electric Automobile.

	The MI-6 prototype automobile was designed under the direction of Mr. Ken Liebscher in Washington State in 1994. Production viability of the MI-6 had to await the impact of environmental legislation and a consumer education program that helps change the perception of what a commuter car should be. This hiatus allowed the MI-6 creator ample time to address specific pre-production issues and define a product specification with approximately 10% of the parts common to a traditional Detroit assembly line product.

	The MI-6 model is based on a body configuration using twenty-two molded parts. The chassis meets auto industry standards and is built and assembled by Metalcraft Products of Detroit, Michigan to stated specifications. Its power is supplied by 18 multi-ribbed, lead-acid batteries featuring a corrugated plate design able to recharge and discharge power at the leading edge of lead-acid technology. This 108 volt system, when run through a motor controller, powers an advanced 9-inch DC motor. The system can be recharged from an onboard battery charger that can be plugged into a household 110-volt source or a 220-volt system.. The Company remains familiar with other battery options and will be able to move to a more exotic power source when reliability, improved output efficiency and recharge capabilities move beyond the experimental stage.

	As weight has an inverse effect on the performance of the electric vehicle, the MI-6 body parts are manufactured from Kevlar rather than fiberglass. Kevlar is a much stronger material and allows the designer to create body parts that are a fraction of the thickness as parts manufactured in fiberglass, and, as a result, the MI-6 is much lighter than conventional automobiles. All of the parts for the MI-6, with the exception of the body and chassis, can be bought off the shelf and this was in fact done to hold down the cost

	The names of the companies which are the principal suppliers of the parts for the MI-6 are as follows:

Chassis / Metalcraft Products
Body / B&J Fiberglass
Motor / Advanced DC Motors
Transmission / Volkswagen
Adapter / Electro Automotive
Controller / Curtis Instruments Inc.
Wheels / Centerline Magnesium Wheels
Tires / Goodrich Tire Co.
Seats / SCAT Interiors
Converter / Sevcon
Instruments / Westberg and Curtis
Auto Parts / various major manufacturers

	According to E.T.C. Industries, Ltd., that firm incurred costs relating to the electric car project of $134,157 from 1993 to 1995. On a single-vehicle manufacturing basis, the MI-6 has a manufacturing cost of $40,600. In order to be economically viable, the cost will have to be lowered to less than $20,00, which will require a manufacturing run of 100 vehicles at a time. There can be no assurance that these objectives can be reached. Such non-performance by the Company could have a material adverse effect on the Companys ability to execute its business plan, as well as its profitability.

	The MI-5 prototype engine has delivered 85,000 miles of trouble-free road time in the past ten years. E.T.C. Industries Ltd. purchased the MI-5 vehicle, and all intellectual property, from Electric Vehicle Research Inc. in 1993 (the purchase price was $10,000 plus 100,000 shares of E.T.C. Industries Ltd. stock.).
A U.S. built, updated version of the original motor and controller powers the first production model of the MI-6.

	To go into production of the MI-6 in North America would require a large influx of capital that could be beyond the capabilities of the Company. That is why, at this time, there will be only $25,000 spent on a feasibility study to determine if it would be economically practical to establish manufacturing off-shore with marketing efforts channeled to the international marketplace. The Company is in its initial stages of development with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Companys principal activities to date have been limited to organizational activities, prospect development, and acquisition of interests, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans. See Plan of Operation.

c.  The Electric Car Marketplace.

	General Motors research studies, as quoted by John Dabels, Director of Market Development of GM Electric Vehicles, show that 84% of urban drivers travel less than 75 miles per day. Mr. Dabels foresees the need for both fleet and consumer markets, citing a need for consumer demand for used vehicles to establish economic viability. GM requires a minimum market size of 100,000 units to make the project profitable and is targeting a $20,000 to
$25,000 price range.

	In that electric cars totally shut down when not moving, and based upon average rush hour speeds in cities like Los Angeles and the New York area, electric cars provide an ideal long term option to current car designs. In that legislation is driving the market for the electric car, it is expected that peripheral incentives such as access to car-pooling lanes will be offered drivers of electric cars in the near future.

d.  Marketing Strategy.

	The unique body styling of the MI-6 distinguishes it from other electric car projects. It was designed entirely by Kenneth
Leibscher, one of the principals of the Company, and Walt
Patterson; electronic schematics for the car were designed by Catherine Rodden, an electronic engineer. The sporty, convertible exterior design of the MI-6 is targeted toward a specific market.

	The MI-6 customer profile is the affluent businessperson who has both the financial capacity and individual self-image that demands a vehicle out of the ordinary. This customer is an established trendsetter, attracted to a sporty, politically correct, clean car that offers both status and style. Realistically, most buyers will be multi-car owners with access to a traditional car for rural or cross-country driving.

2. Qiblah Locator.

	The other specific reason for formation of the Company is to purchase certain assets of Qiblah International Industries Ltd. a British Columbia corporation, of Vancouver, British Columbia,
Canada (a non-operational holding company), as follows:

(1) The exclusive rights to the use of all patents, patents pending under application No. 972622 registered in South Africa March 26, 1987, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of the Qiblah Locator products of the Vendor (subject to the worldwide manufacturing and certain marketing rights of Qiblah Technologies Ltd. as set out in an agreement dated October 30, 1997.

(2) 10,000,000 common shares in Qiblah Technologies Ltd. a duly registered non-reporting, non-listed South African public corporation.

(3) Tools, Dies and related manufacturing items for integrated L.C.D.s display units.

(4)  Injection molding tools.

(5)  1 set technical drawings.

(6)  Inventory comprised of: 5,000 compasses; 4,000
L.C.D.s; and 2,000 Casings

This firm has developed a state-of-the art electronic device called the Qiblah Locator, a battery-operated hand-held device that indicates the direction of the Muslim religious center Mecca from any location in the world. The Qiblah Locator is designed to be of assistance to the more than 1.5 billion adherents of the Muslim faith in the performance of their religious observations. According to the Holy Koran, it is a sin not to face the holy city of Mecca or Qiblah during prayers. No Muslim follower wants to willfully disrespect the Koran. It is therefore important for him to face the right direction and pray at the right times as set out in the Daily Prayer Schedule. Although there are prayer mats with compasses and other direction finding devices on the market, it is the opinion of management that none has the sophistication, yet user friendliness, that the Qiblah Locator combines.

	A copy of the purchase agreement (Purchase Agreement), entered into on January 12, 1999, is attached as Exhibit 10.2 to this Form 10-SB/A. Under the terms of the Purchase Agreement, Qiblah International Industries Ltd. has been paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share. This issuance price was based upon the historical costs of the prototype (see chart of historical costs, set forth hereafter). The Purchase Agreement is subject to an agreement dated October 30, 1997 between Qiblah International Industries Ltd. and its fifty percent owned South African subsidiary, Qiblah Technologies Ltd. Under the terms of this agreement, Qiblah Technologies Ltd. was granted the exclusive license to manufacture on a world-wide basis the Qiblah Locator, and distribute and sell throughout certain regions and countries this product: Continent of Africa, Yemen, north and south, United Arab Emirates, Saudi Arabia, Oman, Syria, Iran, and Jordan.

	Audited financial statements on Qiblah Technologies, Ltd. are contained in Exhibit 99.2 to this Form 10-SB/A. These financial statements are denominated in the South African Rand. At the present time, there are no restrictions on the repatriation of profits from South Africa to the United States as long as the nonresident investor own less than 75% of the South African entity
(as is the case with the Company and Qiblah Technologies, Ltd.). In the event currency restrictions on this investment were to be put in place in the future, then this may have a materially adverse effect on the Companys operations. Such investment by the Company also has the risk of currency fluctuations, which may materially affect the Companys financial position and results. Five year annual exchange rates of the U.S. Dollar to the South African Rand, to illustrate the fluctuations in this exchange rate, are set forth in Exhibit 99.3 to this Form 10-SB/A.

	The Qiblah Locator is comprised of a compass, a printed circuit board, a pressure-sensitive membrane, a world map and a liquid crystal diode face. After the user depresses a stylus onto a point on a world map, the devices arrow points towards Mecca. The weight of the Qiblah Locator is approximately 100 grams. The Qiblah Locator is designed to function at altitudes between 0 and 39,000 feet and at temperatures from -30C to +80C. The usefulness of this device is that a Muslim, when in an unfamiliar location, will know in which direction to face for his daily prayer ritual.

The instrument comprises a mechanical compass, a specially designed LCD which has radially configured sections, formed like an arrow, pointing to the center of the LCD where there is a dot representing Mecca. Furthermore there is a specially designed two sided circuit board, one side which has an area of 40 x 80 mm radially configured array of thin different shaped conductive lines. The center of the circuit board section described represents Mecca. A pressure sensitive rubbery membrane conductor is fitted above this conductive segment. This membrane conductor has been designed and produced for us, especially for this application. On one side it is electrically conductive with the exception of tiny little dots, printed on the conductive surface at a height of 0.03 mm. They have the ability to keep the conductive surface away from the circuit board. On the other side of the membrane conductor, the world map is displayed (for the Global Qiblah Locator). Using a specially designed stylus and pressing lightly on the geographical area required on the map, the membrane through its conductive underside, touches the circuit board and transfers the electric current into one of the circuit board patterns. These patterns are representative to the magnetic variations, from the north, anywhere in the world, in relation to the geographic position of Mecca.

	The Qiblah Locator determines the true direction of Mecca by using the earths magnetic field. When a geographic location on the map is selected using the stylus, the chip corrects for magnetic north by taking into account the magnetic deviation for the particular location. It then sends a signal to the visible display in the form of a direction arrow on the LCD face. The display on the LCD represents the true position of Mecca. The LCD automatically shuts off after twelve seconds to preserve battery life.

The design information for the locator has been written and programmed over many months from a so called Mercator Map which also has all magnetic variations from north embedded. It is a Mariners Map - no 5382 The World, Total Magnetic Intensity. By pointing the compass installed in the Qiblah Locator, north - there is reference point one for the computer calculations. The geographic position of Mecca is fixed and is therefore reference point two. The unknown in order to calculate a triangle with variables, is the geographic position where the user is. By pressing slightly on the world map, in the approximate locations where the user is, the third reference point is created, inclusive of the magnetic variation factor for the location in question. The computer arithmetically works out a position, magnetically corrected signal in the form of an electrical impulse which is passed on through an LCD driver to the LCD. The LCD lights up and shows an indicative arrow, pointing towards the center of the LCD, which represents the position of Mecca. If the user now positions himself to face the direction in which the arrow points, he will face Mecca, from anywhere in the world, be it on land, sea or air.

Working prototypes of the Qiblah Locator have been completed. The accuracy achieved by the prototype is believed to be comparable to, or better than, the accuracy of competing devices. Muslim religious leaders have confirmed that the accuracy achieved by the current version of the Qiblah Locator provides a sufficiently fair representation of the direction of Mecca for users needing to face in that direction during prayer times.

When compared to the devices of Casio and Lockheed Martin, the Qiblah Locator is, in the opinion of management, easier to use and, geographically speaking, more versatile. The Qiblah Locator can be used from anywhere on earth simply by touching a map with a stylus. The competing products require programming. If the user of a competing product is not in a major city for which settings are pre-programmed into the unit, he is required to provide information that may not be readily available to him, such as a locations latitude and longitude.

The appearance of the Qiblah Locator, when packaged in an optional casing that is lined with imitation silk, is attractive as a gift item. The world map and built-in clock, which are included in the units as central to the Mecca finding and prayer timer functions, indirectly increase the overall usefulness of the unit. For example, a person may keep the unit in his office and only use the Mecca finding function when he travels. Yet he still may use the prayer timer function a few times each day, refer to the world map on occasion and use the built-in clock instead of a watch.

	Rolf Papsdorf, the Chairman of the Company, conceived the idea of the Qiblah Locator in the middle of 1995 and first did a patent search for similar products. After not finding a match, Mr. Papsdorf commenced product development. By the first half of 1996, Kinetic Technologies Inc.(Kinetic) of Canada was retained to write the computer program, based on a mathematical model, that would read the map and relate it to an LCD display by dividing the
360 degrees of the globe into 32 sections. Four programmers worked on this task for five months.

	Mr. Papsdorf retained the German office of Seiko Corp. in March 1997 to design the LCD, while at the same time Kinetic was designing the printed circuit board. Once the printed circuit board and LCD were finished, it was possible to design the mold. Based on the mold, packaging could now be created. The first mold was a shell-only acrylic model. Component suppliers were located and the first working prototype was completed. The Company showed this prototype to Muslim religious leaders and to trade show attendees in order to solicit feedback on appearance and ease of use. Historical development costs incurred by Qiblah International Industries Ltd. through October 1998 were $497,296, consisting of hard costs (e.g. travel expenses, program development, prototypes, travel expenses) and soft costs (e.g. unpaid time of Mr. Papsdorf). The total development time for this instrument was nearly 21/2 years.

Historical Costs (in U.S. Dollars):

Compass design to fit mould
requirements
$   9,500
Electronic developments, program
writing
42,000
LCD Designs and prototypes
17,000
Housing design for instrument and
model
16,000
Subsequent first trial moulds for
injection
23,000
Changes and modifications to moulds
 7,000
Design and development of membrane
switch
6,500
Development of program to interact
with time of sunrise, worldwide in
relation to our maps, ongoing for
upgraded Qiblah Locator


22,000
(This program will be available in May
99 with inclusion in new model by end
of 99) Map reproduction in required
format, plotting and digital printing
design for printing machines suitable
to print on flexible material with
high resolution in 6 colors





6,000
Advertising material in various
languages and simple user manual

 18,000
Patent costs, ongoing
 20,000
Trips by the inventor to Germany,
South Africa and Canada during the
development period approximately 12
times


 80,000
Approximate travel expenses to various
suppliers, worldwide in order to get
best quality and prices, ensuring to
deal with reputable companies which
will be suppliers for many years




 40,000
Consult time for Ralf Papsdorf as per
Evans & Evans Report

 159,904
Consult time for Dieter Schindelhauer
as per Evans & Evans Report

 15,780
Evans & Evans Due Diligence Report
  14,612
TOTAL
$497,296
a.  Market Highlights.

	Muslims are followers of Islam, a religion with approximately 1.5 billion believers worldwide. The Arabic word Islam is derived from the Arabic root Salema, meaning peace, purity, submission and obedience. Islam, literally defined, is the submission or surrender of ones will to the only true God worthy of worship, Allah. Followers trace Islam back to the age of Adam; its message has been conveyed to man by Gods prophets and messengers including Abraham, Moses and Jesus. Muslims believe that Islams message has been restored and enforced in the last stage of the religious evolution by Gods last prophet and messenger, Muhammad.

	The guidelines of Islam stipulate four major exercises of faith for Muslims. Some of the exercises must be performed daily, while others are required weekly, monthly, annually or a minimum of once in a lifetime. The four major exercises are prayer, fasting, charity and pilgrimage. Offering of prayer is obligatory upon all Muslims, male or female. Obligatory prayers are five daily prayers, Fridays noon congregation prayer and the funeral prayer. Requirements of prayer include the performing of ablution, purity of the whole body, clothes and ground used for prayer, dressing properly and facing the Qiblah, which is literally defined as the direction of, or way to, the holy city of
Mecca. Muslims are not able practically to attend the mosque for all prayer sessions and they may be away from their home or office at prayer times; therefore, they often may not know in which direction they must face. The Qiblah Locator is intended to alert
Muslims when it is prayer time and assist them in identifying the way to Mecca from wherever they may be.

	Islam is the fastest growing religion in the world today, in large part due to population growth, which averages 2.6% per year in Muslim countries. Growth through conversion from other religions is also a factor, particularly in Africa. Islam rivals Christianity as the worlds most widely held faith and is the majority religion in about 50 countries. However, just 2% of the worlds Muslims live in the West. But in the United Kingdom, Islam is the fastest growing religion among the Afro-Caribbean community. There are perhaps 10,000 British converts to Islam, predominantly white, middle-class women. Islam is growing in organizational strength, not just numbers, in Britain and has undergone massive restructuring in the last five years. Mosques and other institutions are proliferating and Muslims are exerting their influence in such fields as education and politics. There are also many Muslims in the U.S. For example, Dearborn Heights, a suburb of Detroit, has Americas largest Muslim population.
Los
Angeles also has a vigorous, growing Muslim population.

Attempts to serve the market for Mecca finding devices and prayer timers by large multinational companies such as Seiko and Lockheed Martin indirectly confirms that the size of this market opportunity is significant. The market potential for the Qiblah Locator is unlikely to decrease in the future. Daily prayers will always be a responsibility of Muslims.

It is the experience of the African Muslin Agency, which sells a variety of religious books, pictures, posters, prayer aids etc., that Muslims spend is disproportionate amount of their disposable income on religious items, especially at holy times of the year and at special events such as the Mecca pilgrimage.
This
is true even of low-income earners in low-wealth countries.

The Companys contacts with the African Muslim Agency was not confined to one meeting. In fact it was this agency which was very helpful in the final development stages of the Qiblah Locator. They are situated in Fordsburg, a suburb of Johannesburg and run a highly sophisticated operation. This includes a radio station for the Muslim section in Africa, training scholastic schools for religion, commerce and general education. They also create their own Internet web pages and stay in close contact with the worldwide Muslim organizations. The agency is also involved with advising, administering and connecting business partners, investments and other financial transaction on behalf of investors who wish to invest in Africa.

Specifically, the Company was dealing with Mr. Bhalm, an Imam (religious teacher) of international esteem. The Company also has approval of the Qiblah Locator from the religious leaders of this agency. This is a vital point in order to enter the market successfully, as the approval and subsequent marketing which will also be done through the agencys web pages lend absolute credibility to the product. Mr. S. Dedat, a major Muslim religious leader, internationally highly respected, author of religious books and widely traveled, also has endorsed our product.

The Imams and personnel of the African Muslim Agency, catering for the needs of some 70 million Muslims in Africa, are therefore due to their many years of experience, highly qualified to assess the market potential for a religious product like our Qiblah Locator. It is in fact the opinion of Mr. Bhalm, that our product will be the preferred product in the Muslim communities due to its simplicity of operation.

b.  Manufacturing Highlights.

	Manufacturing of the Qiblah Locator will be undertaken in Pretoria, South Africa by Casey Holdings Ltd. to take advantage of lower labor costs and the relative proximity to export markets of the Middle East. Casey Holdings Ltd., a Muslim owned, publicly traded computer company, is advancing sufficient production capital to finance production requirements for the initial sales orders. Casey Holdings Ltd. will provide ordering, stock control, assembly, packaging and shipping services for the Qiblah Locator. The Company and Casey Holdings Ltd. are currently in negotiations to conclude a manufacturing agreement.

Casey Holdings Ltd. currently manufactures 1,200 computers per month, has 120 employees and generates annual revenue of approximately $10.5 million. The names of the South African companies which will be the principal suppliers of the parts for the Qiblah Locator are as follows:

Printed circuit boards - Bosco Printed Circuits Pty. Ltd.
Packaging - Q Box and Cartoit Manufacturers
Plastic housing - Gottfert Plastics Pty. Ltd.
Electronic components - Factum Electronics Pty. Ltd.

All South African suppliers have confirmed that the projected volume of Qiblah Locator units would make the Company one of their major customers. Accordingly, all have expressed a willingness to show maximum flexibility on price and scheduling.

Component/Process					Unit Cost in
Dollars*

Circuit Board							1.57
Circuit Board Population					1.55
Local Electronic Components					0.08
Injection Molding						0.30
Packaging Material						0.35
Compass						            2.46
	Chips, Driver and Programming					5.75
	Floppy Touch Pad							0.66
	Assembly, Packaging						1.01
	Local Overheads, Miscellaneous			      1.22

	Total in U.S. $						   14.95

* Based on an exchange rate of 6.21 South African Rand to the U.S.
Dollar as of May 18, 1999. These prices are not the result of signed agreements, but firm price quotes received from suppliers.

The Company will sell the standard, assembled, global versions of the Qiblah Locator for the equivalent of $25.00 per unit F.O.B. Johannesburg. This represents a profit margin, excluding North American overhead costs, of approximately 50%. Due to the weak Rand, which lost about 20 % of its value in the last year, the price will still be below the $16 US level. As the Company will supply all distributors at the same price, we allow them to create their own price and markup. It is possible that the prices at which the product is sold in Germany or Saudi-Arabia could be higher than in Turkey. This allowance of different prices is necessary to allow the distributor as much room as possible. The Company will monitor sales, marketing efforts and performance and will develop incentive schemes, not yet defined, to entice maximum sales.

As the Company views its competitors in the market, the only real challenge is Casio. They offer their unit at US $80 - in Germany and Saudi-Arabia. Their unit is, in the opinion of management of the Company, is difficult to operate, needs a certain amount of technical understanding, and only works in preprogrammed geographic locations. That unit has only have 16 segments in a 360 degree radius against the Qiblah Locators 32. Based on the above, management does not expect erosion of the price structure of the Qiblah Locator.

c.  Marketing Plan Highlights.

The Companys marketing strategy recognizes the unique, religious nature of the Qiblah Locator. The Company is seeking endorsements from Muslim prayer leaders and is emphasizing the fact that the Qiblah Locator is assembled, marketed and distributed by Muslims.

The decision by the Company to develop a local version of the Qiblah Locator has several benefits:

(1) It provides distributors from one country with territorial protection versus the Companys distributors from another country. For example, a consumer in Oman would have no interest in purchasing a local Saudi version of the Qiblah Locator.

(2) It allows the distributor to structure his own price for his market. Although all distributors buy from the Company at the same price, they can justify different prices by having had to pay more for their programmed chip for their geological location. As there are vast different income levels in certain Muslim or other countries, the local distributor needs the necessary leeway to place their product into the market. At the same time our sales potential increases because some users may buy a Local and a Global unit and the users who never travel far, have the opportunity to purchase an accurate, high definition local unit.

(3) Not all Muslims travel extensively and have a need for a Global Locator.

(4) It makes possible multiple purchases by the same
customer.  Conceivably, an individual may desire a
global version of the Qiblah Locator for when he
travels and a local, more precise version of the Qiblah
Locator for when he is in his home country.   The map
area displayed on the Qiblah Locator is 40 x 80 mm. In this area, the whole world map is shown. This makes a country like Germany or Turkey, miniscule. For Global positioning this does not matter too much. If the user however travels within Turkey for example, this would be problematic. The local Qiblah Locator shows on the same area of 40 x 80 mm, only Turkey and its close surrounding area. The resolution becomes excellent - towns, roads, landmarks and other geographic pointers are visible. This means that anywhere in Turkey, the user gets a high reading of accuracy. A further advantage for the local unit is for the distributor.
His license area is the displayed geographic area. This means that if he distributes the Turkish territory, a competitor distributor in Iraq would be no competition because for the Iraq area, only his country and close surrounding areas would be displayed.

	The Qiblah Locator will be marketed through distributors. Direct sales by management generally will not be undertaken. However, management will assist its South African distributor on local sales and selling units into new markets before distributors have been selected. All products will be sold against a letter of credit or other acceptable guarantees. The distributor has to place a minimum order as agreed to from time to time; sales will not be made on consignment.
The first step of the marketing plan is for the Company to be represented at Muslim business trade shows in the Middle East and the rest of the world. Yussuf Saley, International Marketing Director for the Company, and/or Reinhardt Huebsch, Liaison Director for the Company, will be the representatives initially, although in future years it is expected that the local distributor will be present at these events. Qiblah International Industries Ltd. was represented at three shows since 1997: (1) International Life Style Fair, Jeddah, Saudi Arabia (November 2-7, 1997), attended by Yussuf Saley (International Marketing Director); 5th Musiad International Trade Fair and 3rd Business forum, Istanbul, Turkey (November 18-23, 1997), attended by Mr. Saley and Reinhardt
Huebsch, Liaison Director; and Third Afro-Arab Trade Fair, Sharjah, United Arab Emirates (December 6-12, 1997), attended by Mr. Saley and Mr. Huebsch.

	Attendance at the trade shows generated approximately seventy-five prospects. Within two weeks of returning from a trade show, a representative of the Company will send a follow-up letter to each serious prospect, inviting them to apply for their local distributorship. The serious prospects that reply to this follow-up letter then receive a second letter in which management outlines its terms and criteria for distributors. Management intends to appoint one exclusive distributor per country. Applicants will be selected based primarily on their distribution network, as well as on other factors such as their reputations.

	The Company at this stage has selected three distributors, one in Turkey . On-Ce Group of companies in Istanbul, which intends to place orders of 1000 pieces per month for the first year. This firm is, in turn, working out arrangements with Medineks Ltd. Istanbul, which wants 100,000 units. The second company is Makkah Al- Mukarrama in Mecca, Saudi-Arabia. This firm has ordered an initial 5,000 units, and have ten shop outlets inclusive of one in the Hilton Hotel in Mecca. The third company is Imes GMBH, in Munich-Germany; has 680 agents working across Germany and is a Turkish company operating also in Belgium and France, and is well connected to all the Muslim agencies in these countries. This last firm anticipates placing 50,000 units into the market on short notice.

	Management will offer its agents the right to purchase a license to a country, with the fee being based on a target market share of the national population. For example, the license fee for a country of 2.5 million would be $30,000. Alternatively, an agent could forego the up front license fee and instead add 10% to the quoted cost of the unit for the first year and 5% thereafter. The end-user prices are expected to range from $50.00 to $100.00, depending on the margin charged by the distributor, the distance of the market from South Africa, the packaging style, whether it is a global or local version and whether a prayer time function is included. By comparison, prices of between $80.00 and $150.00 are charged for the Casio model and prices in the range of $85.00 are charged for the Lockheed model.

	Distribution of the Qiblah Locator must take into account that it is a religious item and thus cannot be marketed as a mass-market item. Tasteful advertising in religious journals will be considered, but mainstream advertising is not appropriate, especially in non-Muslim countries. Feedback and/or recommendations of influential local Imans, who are the prayer leaders at mosques, has been solicited. Shops that sell religious items like the Koran will be a major retail vehicle for the Qiblah
Locators. Gift shops in hotels and airports in Muslim cities also are targeted. Sales are not expected to be seasonal, although extra marketing efforts will be undertaken during special events such as the attendance of Muslim pilgrims at Mecca during the holy month of Ramadan.

The involvement of Mr. Saley, an active Muslim, and the alliance with Muslim managed Casey Holdings Ltd., are major strengths of the Company that represent votes of confidence in the
Qiblah Locator. Many companies have tried and failed at marketing devices similar to the Qiblah Locator. A major cause of failure in all cases was the inability, or unwillingness, to enlist the support of the Muslim community or to show adequate cultural sensitivity. The main reason for business failure amongst other companies are as follows:

	(1) Selling a religiously sensitive item to a Muslim with the label produced in the USA.

(2) Not obtaining approval from Muslim religious leaders.

(3) Not marketing only with and through the Muslim community.

(4) Not being aware of different cultural requirements.

Due to the Companys approach, surrounding itself with Muslims of good standing, studying their culture and involving them with the development of the product, makes the Company different from all other competitors.

It is also important to incorporate the religious leaders and get their endorsement of the product in each distribution territory as part of the planned activities and let them benefit as well. It is the Companys belief that the right marketing, sensitivity to different cultures, flexibility and creativity plus lean management, tight cost control and aggressive marketing through the right channels gives the Company a decisive edge over the competition.

ITEM 2.  PLAN OF OPERATION.

The Company is in its initial stages of development with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Companys principal activities to date have been limited to organizational activities, prospect development, and acquisition of interests, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans.
The funds available to the Company from the first two private offerings (see Part II, Item 4 (Recent Sales of Unregistered Securities)) will not be adequate for it to be competitive in the areas in which it intends to operate. The proceeds from these offerings will not be sufficient for the Company to proceed with the development of the electric car. In addition, they will not be sufficient to proceed with even a feasibility study on the electric car.
The company will need to raise additional funds in order to implement its business plan. The Companys continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales.
There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.
If
the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

	The Company may experience substantial competition in its efforts to locate and attract clients. Many competitors in the areas in which it intends to operate have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Companys profitability.

1.  Electric Automobile.

	The following description of this project over the next 12 months and beyond is provided to demonstrate the potential of this project based on a number of key elements, including:

(a) How the specifications, performance, and design traits of the
MI-6 stand up to other known entries in this emerging market;

(b) The MI-6 production program will be based on relatively low capital costs and operation overheads providing an economic advantage over major companies;

(c)	The MI-6 design, with approximately 10% of the parts
inventory
required for a standard internal combustion engine car, lends itself to efficient assembly and maintenance;

(d) After a preliminary corporate analysis of the projects feasibility, $25,000 will be allocated to a feasibility study to determine what the Company will require to place the MI-6 prototype electric car into production. The source of funds for this feasibility will be primarily from the two private offerings of the common stock of the Company. See Recent Sales of Unregistered Securities. However, additional funds will be required before the Company can proceed with this feasibility study (see discussion at the start of this section, above).

(e)	Upon receiving a favorable feasibility study, the Company
will
embark on a two-phased marketing program aimed at generating market exposure and entrepreneurial interest in a decentralized distribution system. Production, if any, will be focused on overseas markets. In this process, the Company will be using its best efforts in the development and production of an electric vehicle suitable for the commuter market.

2.  Qiblah Locator.

(a)  Short-Term Development Plan (ending December 31, 1999).

	Confirm a distribution network for the Qiblah Locator, with special emphasis on the Middle East and South Africa.

	Complete product enhancements such as the inclusion of a prayer time function (which activates signals for the five daily prayer times; when the user touches the map with the stylus, the Qiblah Locator will adjust for local sunrise and sunset times, adjust for the day of the month and calculate the five prayer periods for the particular position) and development of local versions of the Qiblah Locator for individual countries.

(b)  Medium-Term and Long-Term Development Plan (Beyond 1999).

	Expand the distribution network for the Qiblah Locator, with increased emphasis on Southeast Asia and the non-Arab world.

	Consider additional product enhancements such as utilizing Global Positioning Technology and applying the patent to other location-finding applications.

3.  Patents.

	There is nothing patentable with regard to the electric car project. The Qiblah Locator is patented per patent application
#972622 in the Republic of South Africa.

ITEM 3.  DESCRIPTION OF PROPERTY.

	The only property owned by the Company is that acquired under the purchase agreement with Qiblah International Industries
Ltd., as follows:

(a) The exclusive rights to the use of all patents, patents pending under application No. 972622 registered in South Africa March 26, 1987, trademarks, copyrights, title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, trade secrets, know-how and show-how, and customer lists associated with the research, development, manufacturing, distributing and retailing business of the Qiblah finders products of the Vendor (subject to the worldwide manufacturing and certain marketing rights of Qiblah Technologies Ltd. as set out in an agreement dated October 30, 1997.

(b) 10,000,000 common shares in Qiblah Technologies Ltd. a duly registered non-reporting, non-listed South African public corporation.

(c) Tools, Dies and related manufacturing items for integrated L.C.D.s display units.

(d)  Injection molding tools.

(e)  1 set technical drawings.

(f)  Inventory comprised of: 5,000 compasses; 4,000
L.C.D.s; and 2,000 Casings

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

	The owners of 5% or more of the Shares, as well as the officers and directors who own Shares, are set forth in the following chart:

Title of
Class

Name of Beneficial
Owner (1)
Amount and Nature of
Beneficial Owner (2)
Percent of
Class
Common
Stock
Rolf Papsdorf
2,000,000
    19.94%
Common
Stock
Qiblah
International
Industries Ltd.
5,000,000
    49.85%

(1) Mr. Papsdorf owns a majority of the stock of Qiblah International Industries Ltd. The business address for Mr. Papsdorf and Qiblah International Industries Ltd. is 1177 West Hastings Street, Suite 2400, Vancouver, British Columbia, Canada. Other than these Shares owned beneficially by Mr. Papsdorf, none of the other officers or directors of the Company own any of the Shares.
(2) Mr. Papsdorf does not have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

	The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since January 15, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

a.  Rolf K. Papsdorf, Director (Chairman)/President.

	Mr. Papsdorf, age 54, is the inventor of the Qiblah Locator and the founder of the Company. Mr. Papsdorf is an inventor and engineer who has developed a number of patented technologies over the past 25 years. Prior to beginning development on the Qiblah Locator in 1995, he founded Sims Technology in Germany in 1993 to produce products out of polymer concrete. Between 1985 and 1993, he developed and commercialized a system for making roof tiles out of mineral waste in an interlocking system, first through Eurotile
Manufacturing (B.C.), Ltd. of Vancouver, British Columbia and then through a company in Germany which he had acquired from the privatization authorities of the federal government.

	In 1980, Mr. Papsdorf had started development on a keyless (fingerprint-controlled) access control and security device for motor vehicles and general lock systems, which he sold to Papsi Systems S.A. in 1983. From 1973 to 1980, he developed a gas turbine system that had applications in stationary gas turbine-driven power plants. He sold the patent for this technology to Gasturbines S.A. in 1980. Mr. Papsdorf earned his degree in Mechanical Engineering from the University of South Africa in 1974.

b. Dieter K. Schindelhauer,
Director/Secretary/Treasurer/Controller.

	Mr. Schindelhauer, age 63, is based in Vancouver, British, Columbia, Canada. He is presently the President of Orlon Resources Ltd. of Vancouver, a private project development company that holds patents on gravity separation recovery systems. Since 1983 he has been the President of Chalice Mining Inc. of Vancouver
, a junior gold exploration company. Other former positions held since 1986 were President of Gulderand Mining, Director of
Seastar
Resources Ltd. and President of Pala Gem and Mineral Mining. Between 1976 and 1983 he was the Quality Assurance Manager for Hawker Siddeley Canada Inc., Canadian Car (Pacific) Division in Surrey, British Columbia, a supplier of sawmill machinery and lumber processing equipment. From 1973 to 1976 Mr. Schindelhauer was the Plant Manager and then the General Plant Manager of Moore Dry Kiln Company of Canada Limited of Richmond, British Columbia, which designed and manufactured machinery and process equipment for the primary and secondary lumber industry.

	Positions held at Noranda Metal Industries Limited on Annacis Island, New Westminster, British Columbia between 1959 and
1973 included Superintendent of Technical Services. From 1953 to 1957, Mr. Schindelhauer studied and trained towards a diploma in Electrical Mechanical technology. He completed in 1976 a four-year business course at the University of British Columbia that was sponsored by the Canadian Institute of Management. Mr. Schindelhauer holds a professional membership in the Canadian Institute of Management, of which he was the Education Chairman for the Education Chapter from 1977 to 1983 and the Program Director from 1983 to 1985.
c. Kenneth B. Liebscher, Director.
	Mr. Liebscher, age 56, is an international businessman with an extensive background in sales and marketing. In 22 years with Dentsply International, the worlds largest dental products manufacturer, he climbed the ranks to become Manager of their West
Coast Division, headquartered in San Francisco.  In February
1990,
Mr. Liebscher was recruited by a major Europe-based competitor, Ivoclar Liechtenstein to lead their entry into the North American market, and within two years became Executive Vice-President of Sales and Marketing and helped to expand this companys world-wide sales to $300,000,000 before retiring.

	In May 1992, Mr. Liebscher left his previous position to
became a director of a reporting   company called E.T.C.
Industries Ltd. Subsequently, he became president of its wholly owned subsidiary The Electric Car Company and beginning in 1994, led a team that developed the MI-6 prototype electric car from the ground up. Mr. Liebscher also serves as a director of the following reporting companies: (a) Belmont Resources Inc.; (b) Vanadium International Inc.; and Montoro Resources Inc. Mr. Liebscher has attended the University of British Columbia.

d. Yussuf Saley, International Marketing Director.

	Mr. Saley, age 48, will be responsible for developing the overseas distribution network of the Company and for promoting the
Qiblah Locator at international trade shows. Mr. Saley joined a film distribution company within the Jacquesson Enterprises Group of South Africa in 1972, where he was responsible for purchasing films from England, France and India and distributing them in South Africa and throughout Africa. The film distribution company then established a chain of cinemas in South Africa and Mauritius for the distribution of imported films. In 1984, he gained control of Jaquesson Enterprises, which included an electronics wholesaler and retailer, a consumer and fashion magazine publisher, and a financial services company.

	In 1987, he was appointed the Chairman and Chief Executive of Stem Diamond Co., whose business includes jewelry retailing, packaging manufacturing, insurance and mail order. From 1992 until joining Qiblah International Industries, Ltd. in July 1997, Mr. Saley was semi-retired, managing personal property and business investments. Mr. Saley is presently an executive member of the Islamic Business Chamber of South Africa and the Hajj and Ummrah Council and he is a member of numerous Islamic organizations including the Islamic Research Center, the Muslim Youth Movement (NFYNI) Radio Station, the Muslim Business Association, Crescent International, the Muslim Institute of UK, the Islamic Foundation and the Africa Muslim Agency. Mr. Saley has studied at the London School of Economics.

e. Reinhardt Huebsch, Liaison Director.

	Mr. Huebsch, age 41, joined Qiblah International Industries Ltd. in 1998. He also is currently employed as the National Key Account Manager for Danone Clover. From January to June 1998,
Mr.
Huebsch served as the Senior Accounts Manager for Amato Foods.
For the period of January 1997 to June 1998, he was a principal in the firm Pick n Play Family Store. Prior to that he served as the National Trade Marketing Manager of the Johannesburg office of
Nabisco/Royal Beechnut since 1994. Between 1989 and 1994 Mr. Huebsch was the National Trade Marketing Manager of the Johannesburg office of Cadbury Schweppes and from 1986 to 1988 he was the National Key Accounts Manager of Ceres Fruit Juices. Mr. Huebsch held various positions with Nestle-Rowntree between 1977 and 1986, including Merchandiser, Supermarket Salesman, Retail Salesman, Wholesale Specialist, Key Accounts Manager and National Accounts Manager. Mr. Huebsch received his business management diploma in 1976.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) No officer or director of the Company is receiving any remuneration at this time.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

(c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.
As indicated under Description of Business, the Company on January 9, 1999 entered into a license agreement with ETC Industries, Ltd. of Vancouver, British Columbia, Canada. Ken Liebscher, one of the Directors of the Company, is a director of ETC Industries Ltd.; also, Mr. Liebscher owns stock in that firm. Under the terms of this agreement, E.T.C. Industries Ltd. will be paid the sum of $50,000, plus a royalty of 2% of the Gross Sales Price (as defined in this agreement) on every product sold by the Company.
As indicated under Description of Business, the Company on January 12, 1999 entered into a purchase agreement with Qiblah International Industries Ltd. to purchase all the assets of this firm. Rolf Papsdorf, a Director and President of the Company, is a majority owner of Qiblah International, Industries Ltd. Under the terms of the purchase agreement, Qiblah International Industries Ltd. was paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of Shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibit 3.1, Exhibit 3.2, and Exhibit 3.3, respectively, to this Form 10-SB/A. As of the date of this Form 10-SB/A, the Company had 10,031,000 shares of common stock outstanding.
Non-Cumulative Voting.
The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Companys directors. Dividends.
The Company does not currently intend to pay cash dividends.
The Companys proposed dividend policy is to make distributions of its revenues to its stockholders when the Companys Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.
A distribution of revenues will be made only when, in the judgment of the Companys Board of Directors, it is in the best interest of the Companys stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investees securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the companys internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.
Possible Anti-Takeover Effects of Authorized but Unissued Stock.
	The Companys authorized but unissued capital stock consists of 39,969,000 Shares of common stock and 10,000,000 shares of preferred stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Companys management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Companys best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
Transfer Agent.
The Company has engaged the services of Pacific Stock
Transfer Company, 3690 South Eastern, Suite 218, Las Vegas,
Nevada
89109, to act as transfer agent and registrar.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

	The Shares have not previously been traded on any securities exchange. At the present time, there are no assets available for the payment of dividends on the Shares.

ITEM 2.  LEGAL PROCEEDINGS.
The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

	During the Companys first fiscal year and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Amisano Hanson, Chartered Accountants. This firm was engaged on or about January 15, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

	On January 1, 1999, the Company commenced an offering of 5,000,000 shares of its $.001 par value common stock at an offering price of $0.001 per Share pursuant to the terms of a confidential private offering memorandum dated January 1, 1999 for the purpose of providing start-up capital for the Company. The minimum investment required was $250.00. No discounts or commissions were paid in connection with this offering. All 5,000,000 shares were subscribed, resulting in proceeds to the Company, before costs of the offering, of $5,000.

	On January 12, 1999 the Company purchased certain assets of Qiblah International Industries Ltd. of Vancouver, British Columbia, Canada. Under the terms of the Purchase Agreement, Qiblah International Industries Ltd. has been paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share. This issuance price was based upon the historical costs of the prototype of the Qiblah Locator. See Description of Business - Qiblah Locator.

On January 15, 1999, the Company commenced an offering of 550,000 shares of its $.001 par value common stock at an offering price of $0.50 per Share pursuant to the terms of a confidential private offering memorandum dated January 15, 1999 for the purpose of providing additional working and development capital for the Company. The minimum investment required was $500.00. No discounts or commissions were paid in connection with this offering. On March 11, 1999, this offering was closed, resulting in the sale of 31,000 Shares and proceeds to the Company, before costs of the offering, of $15,500.

Both of these offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission.
These
offerings met the requirements of Rule 504 in that: (a) the total of funds raised in the two offerings does not exceed $1,000,000; and (b) the offer and sale of the Shares was not accomplished by means of any general advertising or general solicitation.

The class of persons that these offering were made were sophisticated investors. As a result, offers were made only to persons that the Company believed, and had reasonable grounds to believe, either (a) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the proposed investment, or (b) can bear the economic risks of the proposed investment (that is, at the time of investment, could afford a complete loss). Additionally, sales were made only to persons whom the Company believed, and had reasonable ground to believe immediately prior to such sale and upon making reasonable inquiry, (a) are capable of bearing the economic risk of the investment, and (b) either personally possess the requisite knowledge and experience, or, together with their offeree representative, have such knowledge and experience.

	These sale of unregistered securities were made to the following firms and individuals (all residents outside the United
States):

Vista Developments Ltd.
Kim Sileski
Irina Herrmann
The Excalibur Group A.G.
Angela Kirkby
Donna Terrill
Rolf Papsdorf
Kelly Brown
Gisela Nagel
Fraser Rieche
Reinhardt Huebsch
Rolf Harms
Constance E. Riepe
Qiblah Intl Industries Ltd.
Orlon Resources Inc.
Susan Walker
C. David Crawford
Irmgard E. Low
John Pickard
Vojtech Agyagos
Roger Agyagos
Karen Schindelhauer
Elke Lund
Thomas OConnor
Herbert Wasserman
Josef Ebert
Michael Dietrich
Sonja Schweiger
Alexander Agyagos
Juraj Agyagos
Franktisek Agyagos
Julia Cakoci
Carolyn Tansi Wingate
Gabriela Varsanyi
Joseph Jaquesson
Barbara Jaquesson
Michel Jaquesson
Dominique Jaquesson
Fransior Besweathriek
Paul Besweathriek

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the directors duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the
Company.   In the event that a shareholder believes the officers
and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholders rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

	An audited Report and Financial Statement, as of December 31, 1998 (the end of the first fiscal year of the Company), is set forth in Exhibit 99.1 to this Form 10-SB/A. In accordance with
Item 310-3(c)(3) of Regulation SB, an audited Report and
Financial
Statement for Qiblah Technologies Ltd. for the first two fiscal years of that company (1998 and 1999) are contained in Exhibit
99.2 to the Form 10-SB/A. A Financial Data Schedule on the Company is set forth in Exhibit 99.3 to this Form 10-SB/A.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

SIGNATURES

	Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

				DIRECTION TECHNOLOGIES, INC.



Date: May 18, 1999.		By:/s/__Dieter K. Schindelhauer
				Dieter K. Schindelhauer,
				Secretary/Treasurer


Special Power of Attorney

The undersigned constitute and appoint Dieter K.
Schindelhauer their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB/A Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney0in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature

Title
Date

/s/ Rolf K. Papsdorf
Rolf K. Papsdorf


President, Director

May 18, 1999

/s/ Dieter K.
Schindelhauer
Dieter K.
Schindelhauer


Secretary, Treasurer (Principal
Financial and Accounting Officer),
Director

May 18, 1999

/s/ Kenneth  B.
Liebscher
Kenneth B. Liebscher


Director

May 18, 1999



EXHIBIT INDEX

Exhibit
Number
Description
Method
of
Filing
3.1
Articles of Incorporation
See
Below
3.2
Certificate of Amendment of Articles of Incorporation
See
Below
3.3
Bylaws
See
Below
10.1
License Agreement
See
Below
10.2
Promissory Note
See
Below
10.3
Purchase Agreement
See
Below
24
Special Power of Attorney
See
Signatur
e Page
27
Direction Technologies, Inc. - Financial Data Schedule
See
Below
99.1
Direction Technologies, Inc. - Report and Financial
Statements (Dated December 31, 1998)
See
Below
99.2
Qiblah Technologies Ltd. - Report and Financial
Statements (Dated February 28, 1998 and February 28, 1999
See
Below
99.3
Five Year Historical Exchange Rates: U.S. Dollar to Rand
See
Below